

June 28, 2012

<u>Via E-Mail</u>
Mr. Larry A. May
Chief Financial Officer
NeoStem Inc.
420 Lexington Avenue, Suite 450
New York, New York 10170

> **Re: NeoStem Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 20, 2012**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2012**
> **Filed May 11, 2012**
> **Response dated June 15, 2012**
> **File No. 001-33650**

Dear Mr. May:

We have reviewed your response to our comments and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year ended December 31, 2011</u>
<u>Notes to Consolidated Financial Statements, page 111</u>
<u>Note 1. The Company, page 111</u>

1. We note your response to comment one of our letter dated June 11, 2012 indicating that the results of operations associated with the pharmaceutical manufacturing-China segment should not be presented as discontinued operations at either December 31, 2011 or March 31, 2012 as the criteria in ASC 205-20-45-1 and ASC 360-10-45-9 were not met. We further note that on June 18, 2012 you announced that you entered into a definitive agreement to sell your 51% interest in Suzhou Erye Pharmaceutical Com. Ltd (" Erye") for $12,280,000 in cash. Closing of the transaction is expected to occur by the fourth quarter of 2012. With regard to the equity purchase agreement to sell your 51%

interest in Erye, please tell us how you to plan to present this business segment for the interim period ended June 30, 2012, specifically addressing your consideration of ASC 205-20-45-1 and ASC 360-10-45-9.

You may contact Joanna Lam at (202) 551-3476 or Melissa N. Rocha, Branch Chief at (202) 551- 3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining